Exhibit 99

Risk Factors

Risk Factors included in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2017, as supplemented by Part II, Item 1A of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018, and September 30, 2018, and through updating of various statistical and other information.

As used below, “we,” “our” and “us” refer to MGIC Investment Corporation’s consolidated operations or to MGIC Investment Corporation, as the context requires; and “MGIC” refers to Mortgage Guaranty Insurance Corporation.
Our actual results could be affected by the risk factors below. These risk factors should be reviewed in connection with this press release and our periodic reports to the Securities and Exchange Commission (“SEC”). These risk factors may also cause actual results to differ materially from the results contemplated by forward looking statements that we may make, including forward looking statements in these risk factors. Forward looking statements consist of statements which relate to matters other than historical fact, including matters that inherently refer to future events. Among others, statements that include words such as “believe,” “anticipate,” “will” or “expect,” or words of similar import, are forward looking statements. We are not undertaking any obligation to update any forward looking statements or other statements we may make even though these statements may be affected by events or circumstances occurring after the forward looking statements or other statements were made. No investor should rely on the fact that such statements are current at any time other than the time at which this press release was delivered for dissemination to the public.
Competition or changes in our relationships with our customers could reduce our revenues, reduce our premium yields and / or increase our losses.
Our private mortgage insurance competitors include:

•	Arch Mortgage Insurance Company,

•	Essent Guaranty, Inc.,

•	Genworth Mortgage Insurance Corporation,

•	National Mortgage Insurance Corporation, and

•	Radian Guaranty Inc.
The private mortgage insurance industry is highly competitive and is expected to remain so. We believe that we currently compete with other private mortgage insurers based on pricing, underwriting requirements, financial strength (including based on credit or financial strength ratings), customer relationships, name recognition, reputation, the strength of our management team and field organization, the ancillary products and services provided to lenders and the effective use of technology and innovation in the delivery and servicing of our mortgage insurance products.
Much of the competition in the industry in the last few years has centered on pricing practices which have included: (i) reductions in standard filed rates for borrower-paid mortgage insurance policies ("BPMI"); (ii) use by certain competitors of a spectrum of filed rates to allow for formulaic, risk-based pricing that may be adjusted more frequently within certain parameters (referred to as "loan level pricing systems"); and (iii) use of customized rates (discounted from standard rates) that are made available to many, but not all, lenders. Because the industry is currently experiencing relatively low levels of mortgage insurance losses and acceptable returns on new business, we expect price competition to remain strong.

We monitor various competitive and economic factors while seeking to balance both profitability and market share considerations in developing our pricing strategies. In 2018, we continued to evolve our pricing from a standard rate card approach, where prices vary based on relatively few attributes, to a more granular approach, where more attributes are considered. We reduced certain of our rates in the second through fourth quarters of 2018. Those changes will reduce our premium yield (net premiums earned divided by the average insurance in force) over time as older insurance policies with higher premium rates run off and new insurance policies with lower premium rates are written. We continue to develop our loan-level pricing system and expect to release it in 2019. As noted above, these systems allow for formulaic, risk-based pricing that may be adjusted more frequently.

There can be no assurance that our premium rates adequately reflect the risk associated with the underlying mortgage insurance policies. For additional information, see our risk factors titled “The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations" and "If our risk management programs are not effective in identifying, or adequate in controlling or mitigating, the risks we face, or if the models used in our businesses are inaccurate, it could have a material adverse impact on our business, results of operations and financial condition."
Our relationships with our customers, which may affect the amount of our new business written, could be adversely affected by a variety of factors, including if our premium rates are higher than those of our competitors, our underwriting requirements result in our declining to insure some of the loans originated by our customers, or our insurance policy rescissions and claim curtailments affect the customer. Regarding the concentration of our new business, our largest customer accounted for approximately 4% of our new insurance written in each of 2017 and the first nine months of 2018.
Certain of our competitors have access to capital at a lower cost of capital than we do (including, as a result of off-shore reinsurance vehicles, which are also tax-advantaged). As a result, they may be better positioned to compete outside of traditional mortgage insurance, including by participating in the pilot programs referred to above and other alternative forms of credit enhancement pursued by the GSEs. In addition, because of their tax advantages, certain competitors may be able to achieve higher after-tax rates of return on their new insurance written ("NIW") compared to us, which could allow them to leverage reduced pricing to gain market share.
Substantially all of our insurance written since 2008 has been for loans purchased by the GSEs. The current private mortgage insurer eligibility requirements ("PMIERs") of the GSEs require a mortgage insurer to maintain a minimum amount of assets to support its insured risk, as discussed in our risk factor titled “We may not continue to meet the GSEs’ private mortgage insurer eligibility requirements and our returns may decrease as we are required to maintain more capital in order to maintain our eligibility.” The PMIERs do not require an insurer to maintain minimum financial strength ratings; however, our financial strength ratings can affect us in the following ways:

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A downgrade in our financial strength ratings could result in increased scrutiny of our financial condition by the GSEs and/or our customers, potentially resulting in a decrease in the amount of our new insurance written.

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Our ability to participate in the non-GSE mortgage market (which has been limited since 2008, but may grow in the future), could depend on our ability to maintain and improve our investment grade ratings for our mortgage insurance subsidiaries. We could be competitively disadvantaged with some market participants because the financial strength ratings of our insurance subsidiaries are lower than those of some competitors. MGIC's financial strength rating from Moody’s is Baa2 (with a stable outlook) , from Standard & Poor’s is BBB+ (with a stable outlook) and from A.M. Best is A- (with a stable outlook).

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Financial strength ratings may also play a greater role if the GSEs no longer operate in their current capacities, for example, due to legislative or regulatory action. In addition, although the PMIERs do not require minimum financial strength ratings, the GSEs consider financial strength ratings to be important when utilizing forms of credit enhancement other than traditional mortgage insurance, including the pilot programs referred to above, and as discussed in our risk factor titled "The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance."

If we are unable to compete effectively in the current or any future markets as a result of the financial strength ratings assigned to our insurance subsidiaries, our future new insurance written could be negatively affected.
The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.
Alternatives to private mortgage insurance include:

•	lenders using FHA, VA and other government mortgage insurance programs,

•	investors using risk mitigation and credit risk transfer techniques other than private mortgage insurance,

•	lenders and other investors holding mortgages in portfolio and self-insuring, and

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lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.

In the first quarter of 2018, Freddie Mac began marketing a pilot program to lenders that would have loan level mortgage default coverage provided by various (re)insurers that are not mortgage insurers and that are not selected by the lenders. The pilot offers pricing below prevalent single premium lender paid mortgage insurance ("LPMI") rates. In July 2018, Fannie Mae announced a similar pilot program that would have loan level mortgage default coverage provided by a panel of reinsurers (which may include affiliates of private mortgage insurers). While we view these pilot programs as competing with traditional private mortgage insurance, we have participated in the Fannie Mae pilot program and may participate in future GSE or other programs.
The GSEs (and other investors) have also used other forms of credit enhancement that did not involve traditional private mortgage insurance, such as engaging in credit-linked note transactions executed in the capital markets, or using other forms of debt issuances or securitizations that transfer credit risk directly to other investors, including MGIC, its affiliate and competitors; using other risk mitigation techniques in conjunction with reduced levels of private mortgage insurance coverage; or accepting credit risk without credit enhancement.
The FHA's share of the low down payment residential mortgages that were subject to FHA, VA, USDA or primary private mortgage insurance was 34.8% in the first half of 2018, 35.6% in 2017 and 35.5% in 2016. In the past ten years, the FHA’s share has been as low as 32.4% in 2014 and as high as 68.7% in 2009. Factors that influence the FHA’s market share include relative rates and fees, underwriting guidelines and loan limits of the FHA, VA, private mortgage insurers and the GSEs; lenders' perceptions of legal risks under FHA versus GSE programs; flexibility for the FHA to establish new products as a result of federal legislation and programs; returns expected to be obtained by lenders for Ginnie Mae securitization of FHA-insured loans compared to those obtained from selling loans to Fannie Mae or Freddie Mac for securitization; and differences in policy terms, such as the ability of a borrower to cancel insurance coverage under certain circumstances. We cannot predict how the factors that affect the FHA’s share of new insurance written will change in the future.
The VA's share of the low down payment residential mortgages that were subject to FHA, VA, USDA or primary private mortgage insurance was 24.7% in the first half of 2018, 24.1% in 2017 and 26.6% in 2016. In the past ten years, the VA’s share has been as low as 8.2% in 2008 and as high as 26.6% in 2016. We believe that the VA’s market share has generally been increasing because of an increase in the number of borrowers that are eligible for the VA’s program, which offers 100% loan-to-value ratio ("LTV") loans and charges a one-time funding fee that can be included in the loan amount, and because eligible borrowers have opted to use the VA program when refinancing their mortgages.

Changes in the business practices of the GSEs, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses.
The GSEs’ charters generally require credit enhancement for a low down payment mortgage loan (a loan amount that exceeds 80% of a home’s value) in order for such loan to be eligible for purchase by the GSEs. Lenders generally have used private mortgage insurance to satisfy this credit enhancement requirement. (For information about GSE pilot programs initiated in 2018 that provide loan level default coverage by various (re)insurers (which may include affiliates of private mortgage insurers), see our risk factor titled "The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.") Because low down payment mortgages purchased by the GSEs have generally been insured with private mortgage insurance, the business practices of the GSEs greatly impact our business and include:

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private mortgage insurer eligibility requirements of the GSEs (for information about the financial requirements included in the PMIERs, see our risk factor titled “We may not continue to meet the GSEs’ private mortgage insurer eligibility requirements and our returns may decrease as we are required to maintain more capital in order to maintain our eligibility”),

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the capital and collateral requirements for participants in the GSEs' alternative forms of credit enhancement discussed in our risk factor titled "The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance,"

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the level of private mortgage insurance coverage, subject to the limitations of the GSEs’ charters (which may be changed by federal legislation), when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

•	the amount of loan level price adjustments and guaranty fees (which result in higher costs to borrowers) that the GSEs assess on loans that require private mortgage insurance,

•	whether the GSEs influence the mortgage lender’s selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

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the underwriting standards that determine which loans are eligible for purchase by the GSEs, which can affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

•	the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law,

•	the programs established by the GSEs intended to avoid or mitigate loss on insured mortgages and the circumstances in which mortgage servicers must implement such programs,

•	the terms that the GSEs require to be included in mortgage insurance policies for loans that they purchase,

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the terms on which the GSEs offer lenders relief on their representations and warranties made at the time of sale of a loan to the GSEs, which creates pressure on mortgage insurers to limit their rescission rights to conform to such relief, and the extent to which the GSEs intervene in mortgage insurers’ claims paying practices, rescission practices or rescission settlement practices with lenders, and

•	the maximum loan limits of the GSEs compared to those of the FHA and other investors.
The Federal Housing Finance Agency (“FHFA”) has been the conservator of the GSEs since 2008 and has the authority to control and direct their operations. The increased role that the federal government has assumed in the residential housing finance system through the GSE conservatorship may increase the likelihood that the business practices of the GSEs change in ways that have a material adverse effect on us and that the charters of the GSEs are changed by new federal legislation. In the past, members of Congress have introduced several bills intended to change the business practices of the GSEs and the FHA; however, no legislation has been enacted.

The Administration issued a June 2018 report indicating that the conservatorship of the GSEs should end and that the GSEs should transition to fully private entities, competing on a level playing field with private issuers of mortgage-backed securities ("MBS") (such issuers, collectively with the GSEs, referred to in the report as the "guarantors"). The report further indicated that a federal entity should regulate the guarantors, including their capital adequacy, and that guarantors should have access to an explicit federal guarantee on the MBS that is exposed only after substantial losses are incurred by the private market, including the guarantors. The report also indicated that a fee on the outstanding volume of MBS would be transferred to the Department of Housing and Urban Development (of which the FHA is a part) to be used for affordable housing purposes. As a result of the matters referred to above, it is uncertain what role the GSEs, FHA and private capital, including private mortgage insurance, will play in the residential housing finance system in the future or the impact of any such changes on our business. In addition, the timing of the impact of any resulting changes on our business is uncertain. Most meaningful changes would require Congressional action to implement and it is difficult to estimate when Congressional action would be final and how long any associated phase-in period may last.
We may not continue to meet the GSEs’ private mortgage insurer eligibility requirements and our returns may decrease as we are required to maintain more capital in order to maintain our eligibility.
We must comply with the PMIERs to be eligible to insure loans delivered to or purchased by the GSEs. The PMIERs include financial requirements, as well as business, quality control and certain transaction approval requirements. The financial requirements of the PMIERs require a mortgage insurer’s “Available Assets” (generally only the most liquid assets of an insurer) to equal or exceed its “Minimum Required Assets” (which are based on an insurer’s book of insurance in force and are calculated from tables of factors with several risk dimensions and are subject to a floor amount). Based on our interpretation of the PMIERs, as of September 30, 2018, MGIC’s Available Assets totaled $4.8 billion, or $1.0 billion in excess of its Minimum Required Assets. MGIC is in compliance with the PMIERs and eligible to insure loans purchased by the GSEs.
Revised PMIERs were published in September 2018 and will become effective March 31, 2019. If the revised PMIERs had been effective as of September 30, 2018, we estimate that MGIC’s pro forma excess of Available Assets over Minimum Required Assets would have been approximately $600 million. The decrease in the pro forma excess from the reported excess of $1.0 billion is primarily due to the elimination of any credit for future premiums that had previously been allowed for certain insurance policies.  The pro forma excess above does not include consideration of any capital credit expected to be received under our excess of loss reinsurance entered into in October 2018 and discussed in our Risk Factor titled "The mix of business we write affects our Minimum Required Assets under the PMIERs, our premium yields and the likelihood of losses occurring." Although MGIC’s excess Minimum Required Assets will decrease when the revised PMIERs become effective, we do not expect the revised PMIERs to impact MGIC’s current plans to pay quarterly dividends to our holding company, subject to any necessary approvals by its Board of Directors and the Wisconsin Office of the Commissioner of Insurance.
If MGIC ceases to be eligible to insure loans purchased by one or both of the GSEs, it would significantly reduce the volume of our new business writings. Factors that may negatively impact MGIC’s ability to continue to comply with the financial requirements of the PMIERs include the following:

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The GSEs may amend the PMIERs at any time and may make the PMIERs more onerous in the future. In June 2018, the FHFA issued a proposed rule on regulatory capital requirements for the GSEs ("Enterprise Capital Requirements"), which included a framework for determining the capital relief allowed to the GSEs for loans with private mortgage insurance. The GSEs have indicated that there may be potential future implications for PMIERs based upon feedback the FHFA receives on its proposed rule on Enterprise Capital Requirements. In addition, the PMIERs provide that the factors that determine Minimum Required Assets will be updated every two years and may be updated more frequently to reflect changes in macroeconomic conditions or loan performance. The GSEs have indicated that they will generally provide notice 180 days prior to the effective date of such updates.

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Our future operating results may be negatively impacted by the matters discussed in the rest of these risk factors. Such matters could decrease our revenues, increase our losses or require the use of assets, thereby creating a shortfall in Available Assets.

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Should capital be needed by MGIC in the future, capital contributions from our holding company may not be available due to competing demands on holding company resources, including for repayment of debt.

While on an overall basis, the amount of Available Assets MGIC must hold in order to continue to insure GSE loans is greater under the PMIERs than what state regulation currently requires, our reinsurance transactions mitigate the negative effect of the PMIERs on our returns. However, reinsurance may not always be available to us or available on similar terms, it subjects us to counterparty credit risk and the GSEs may change the credit they allow under the PMIERs for risk ceded under our reinsurance transactions.
The benefit of our net operating loss carryforwards may become substantially limited.
As of September 30, 2018, we had approximately $153.5 million of net operating losses for tax purposes that we can use in certain circumstances to offset future taxable income and thus reduce our federal income tax liability. Any unutilized carryforwards are scheduled to expire at the end of tax years 2032 through 2033. Our ability to utilize these net operating losses to offset future taxable income may be significantly limited if we experience an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In general, an ownership change will occur if there is a cumulative change in our ownership by “5-percent shareholders” (as defined in the Code) that exceeds 50 percentage points over a rolling three-year period. A corporation that experiences an ownership change will generally be subject to an annual limitation on the corporation’s subsequent use of net operating loss carryovers that arose from pre-ownership change periods and use of losses that are subsequently recognized with respect to assets that had a built-in-loss on the date of the ownership change. The amount of the annual limitation generally equals the fair value of the corporation immediately before the ownership change multiplied by the long-term tax-exempt interest rate (subject to certain adjustments). To the extent that the limitation in a post-ownership-change year is not fully utilized, the amount of the limitation for the succeeding year will be increased.
While we have adopted our Amended and Restated Rights Agreement to minimize the likelihood of transactions in our stock resulting in an ownership change, future issuances of equity-linked securities or transactions in our stock and equity-linked securities that may not be within our control may cause us to experience an ownership change. If we experience an ownership change, we may not be able to fully utilize our net operating losses, resulting in additional income taxes and a reduction in our shareholders’ equity.
We are involved in legal proceedings and are subject to the risk of additional legal proceedings in the future.
Before paying an insurance claim, we review the loan and servicing files to determine the appropriateness of the claim amount. When reviewing the files, we may determine that we have the right to rescind coverage on the loan. In our SEC reports, we refer to insurance rescissions and denials of claims collectively as “rescissions” and variations of that term. In addition, our insurance policies generally provide that we can reduce or deny a claim if the servicer did not comply with its obligations under our insurance policy. We call such reduction of claims “curtailments.” In recent quarters, an immaterial percentage of claims received in a quarter have been resolved by rescissions. In each of 2017 and the first nine months of 2018, curtailments reduced our average claim paid by approximately 5.6% and 6.3%, respectively.
Our loss reserving methodology incorporates our estimates of future rescissions, curtailments, and reversals of rescissions and curtailments. A variance between ultimate actual rescission, curtailment and reversal rates and our estimates, as a result of the outcome of litigation, settlements or other factors, could materially affect our losses.
When the insured disputes our right to rescind coverage or curtail claims, we generally engage in discussions in an attempt to settle the dispute. If we are unable to reach a settlement, the outcome of a dispute ultimately may be determined by legal proceedings.
Under ASC 450-20, until a liability associated with settlement discussions or legal proceedings becomes probable and can be reasonably estimated, we consider our claim payment or rescission resolved for financial reporting purposes and do not accrue an estimated loss. Where we have determined that a loss is probable and can be reasonably estimated, we have recorded our best estimate of our probable loss.

In addition to matters for which we have recorded a probable loss, we are involved in other discussions and/or proceedings with insureds with respect to our claims paying practices. Although it is reasonably possible that when these matters are resolved we will not prevail in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability. We estimate the maximum exposure associated with matters where a loss is reasonably possible to be approximately $286 million. This estimate of maximum exposure is based upon currently available information and is subject to significant judgment, numerous assumptions and known and unknown uncertainties. The matters underling the estimate of maximum exposure will change from time to time. This estimate of our maximum exposure does not include interest or consequential or exemplary damages.
Mortgage insurers, including MGIC, have been involved in litigation and regulatory actions related to alleged violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. While these proceedings in the aggregate have not resulted in material liability for MGIC, there can be no assurance that the outcome of future proceedings, if any, under these laws would not have a material adverse affect on us. In addition, various regulators, including the CFPB, state insurance commissioners and state attorneys general may bring other actions seeking various forms of relief in connection with alleged violations of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our practices are in conformity with applicable laws and regulations, it is not possible to predict the eventual scope, duration or outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.
In addition to the matters described above, we are involved in other legal proceedings in the ordinary course of business. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations.
We are subject to comprehensive regulation and other requirements, which we may fail to satisfy.
We are subject to comprehensive, detailed regulation by state insurance departments. These regulations are principally designed for the protection of our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business. State insurance regulatory authorities could take actions, including changes in capital requirements, that could have a material adverse effect on us. For more information about state capital requirements, see our risk factor titled “State capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis.” To the extent that we are construed to make independent credit decisions in connection with our contract underwriting activities, we also could be subject to increased regulatory requirements under the Equal Credit Opportunity Act, commonly known as ECOA, FCRA, and other laws. For more details about the various ways in which our subsidiaries are regulated, see “Regulation” in Item 1 of our Annual Report on Form 10-K filed with the SEC on February 23, 2018. In addition to regulation by state insurance regulators, the CFPB may issue additional rules or regulations, which may materially affect our business.
In December 2013, the U.S. Treasury Department’s Federal Insurance Office released a report that calls for federal standards and oversight for mortgage insurers to be developed and implemented. It is uncertain if and when the standards and oversight will become effective and what form they will take.
If our risk management programs are not effective in identifying, or adequate in controlling or mitigating, the risks we face, or if the models used in our businesses are inaccurate, it could have a material adverse impact on our business, results of operations and financial condition.
Our enterprise risk management program, described in "Business - Our Products and Services - Risk Management" in Item 1 of our Annual Report on Form 10-K filed with the SEC on February 23, 2018, may not be effective in identifying, or adequate in controlling or mitigating, the risks we face in our business.

We employ proprietary and third party models to project returns, price products, calculate reserves, generate projections used to estimate future pre-tax income and to evaluate loss recognition testing, evaluate risk, determine internal capital requirements, perform stress testing, and for other uses. These models rely on estimates and projections that are inherently uncertain and may not operate as intended. In addition, from time to time we seek to improve certain models, and the conversion process may result in material changes to assumptions, including those about returns and financial results. The models we employ are complex, which increases our risk of error in their design, implementation or use. Also, the associated input data, assumptions and calculations may not be correct, and the controls we have in place to mitigate that risk may not be effective in all cases. The risks related to our models may increase when we change assumptions and/or methodologies, or when we add or change modeling platforms. We have enhanced, and we intend to continue to enhance, our modeling capabilities. Moreover, we may use information we receive through enhancements to refine or otherwise change existing assumptions and/or methodologies.
Because we establish loss reserves only upon a loan delinquency rather than based on estimates of our ultimate losses on risk in force, losses may have a disproportionate adverse effect on our earnings in certain periods.
In accordance with accounting principles generally accepted in the United States, commonly referred to as GAAP, we establish reserves for insurance losses and loss adjustment expenses only when notices of default on insured mortgage loans are received and for loans we estimate are in default but for which notices of default have not yet been reported to us by the servicers (this is often referred to as “IBNR”). Because our reserving method does not take account of losses that could occur from loans that are not delinquent, such losses are not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses on loans that are not currently delinquent may have a material impact on future results as such losses emerge.
Because loss reserve estimates are subject to uncertainties, paid claims may be substantially different than our loss reserves.
When we establish reserves, we estimate the ultimate loss on delinquent loans using estimated claim rates and claim amounts. The estimated claim rates and claim amounts represent our best estimates of what we will actually pay on the loans in default as of the reserve date and incorporate anticipated mitigation from rescissions and curtailments. The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be affected by several factors, including a change in regional or national economic conditions, and a change in the length of time loans are delinquent before claims are received. The change in conditions may include changes in unemployment, affecting borrowers’ income and thus their ability to make mortgage payments, and changes in home prices, which may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance. Changes to our estimates could have a material impact on our future results, even in a stable economic environment. In addition, historically, losses incurred have followed a seasonal trend in which the second half of the year has weaker credit performance than the first half, with higher new default notice activity and a lower cure rate.
We rely on our management team and our business could be harmed if we are unable to retain qualified personnel or successfully develop and/or recruit their replacements.
Our success depends, in part, on the skills, working relationships and continued services of our management team and other key personnel. The unexpected departure of key personnel could adversely affect the conduct of our business. In such event, we would be required to obtain other personnel to manage and operate our business. In addition, we will be required to replace the knowledge and expertise of our aging workforce as our workers retire. In either case, there can be no assurance that we would be able to develop or recruit suitable replacements for the departing individuals; that replacements could be hired, if necessary, on terms that are favorable to us; or that we can successfully transition such replacements in a timely manner. We currently have not entered into any employment agreements with our officers or key personnel. Volatility or lack of performance in our stock price may affect our ability to retain our key personnel or attract replacements should key personnel depart. Without a properly skilled and experienced workforce, our costs, including productivity costs and costs to replace employees may increase, and this could negatively impact our earnings.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline.
The factors that may affect the volume of low down payment mortgage originations include:

•	restrictions on mortgage credit due to more stringent underwriting standards, liquidity issues or risk-retention and/or capital requirements affecting lenders,

•	the level of home mortgage interest rates,

•	the health of the domestic economy as well as conditions in regional and local economies and the level of consumer confidence,

•	housing affordability,

•	new and existing housing availability,

•	the rate of household formation, which is influenced, in part, by population and immigration trends,

•	the rate of home price appreciation, which in times of heavy refinancing can affect whether refinanced loans have loan-to-value ratios that require private mortgage insurance, and

•	government housing policy encouraging loans to first-time homebuyers.
A decline in the volume of low down payment home mortgage originations could decrease demand for mortgage insurance and decrease our new insurance written. For other factors that could decrease the demand for mortgage insurance, see our risk factor titled “The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.”
State capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis.
The insurance laws of 16 jurisdictions, including Wisconsin, MGIC's domiciliary state, require a mortgage insurer to maintain a minimum amount of statutory capital relative to its risk in force (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the “State Capital Requirements.” While they vary among jurisdictions, the most common State Capital Requirements allow for a maximum risk-to-capital ratio of 25 to 1. A risk-to-capital ratio will increase if (i) the percentage decrease in capital exceeds the percentage decrease in insured risk, or (ii) the percentage increase in capital is less than the percentage increase in insured risk. Wisconsin does not regulate capital by using a risk-to-capital measure but instead requires a minimum policyholder position (“MPP”). The “policyholder position” of a mortgage insurer is its net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums.
At September 30, 2018, MGIC’s risk-to-capital ratio was 9.0 to 1, below the maximum allowed by the jurisdictions with State Capital Requirements, and its policyholder position was $2.5 billion above the required MPP of $1.3 billion. In calculating our risk-to-capital ratio and MPP, we are allowed full credit for the risk ceded under our reinsurance transactions with a group of unaffiliated reinsurers. It is possible that under the revised State Capital Requirements discussed below, MGIC will not be allowed full credit for the risk ceded to the reinsurers. If MGIC is not allowed an agreed level of credit under either the State Capital Requirements or the PMIERs, MGIC may terminate the reinsurance transactions, without penalty. At this time, we expect MGIC to continue to comply with the current State Capital Requirements; however, you should read the rest of these risk factors for information about matters that could negatively affect such compliance.
At September 30, 2018, the risk-to-capital ratio of our combined insurance operations (which includes a reinsurance affiliate) was 9.8 to 1. Reinsurance transactions with our affiliate permit MGIC to write insurance with a higher coverage percentage than it could on its own under certain state-specific requirements. A higher risk-to-capital ratio on a combined basis may indicate that, in order for MGIC to continue to utilize reinsurance arrangements with its reinsurance affiliate, additional capital contributions to the affiliate could be needed.

The NAIC plans to revise the minimum capital and surplus requirements for mortgage insurers that are provided for in its Mortgage Guaranty Insurance Model Act. In May 2016, a working group of state regulators released an exposure draft of a risk-based capital framework to establish capital requirements for mortgage insurers, although no date has been established by which the NAIC must propose revisions to the capital requirements and certain items have not yet been completely addressed by the framework, including the treatment of ceded risk, minimum capital floors, and action level triggers. Currently we believe that the PMIERs contain more restrictive capital requirements than the draft Mortgage Guaranty Insurance Model Act in most circumstances.
While MGIC currently meets the State Capital Requirements of Wisconsin and all other jurisdictions, it could be prevented from writing new business in the future in all jurisdictions if it fails to meet the State Capital Requirements of Wisconsin, or it could be prevented from writing new business in a particular jurisdiction if it fails to meet the State Capital Requirements of that jurisdiction, and in each case MGIC does not obtain a waiver of such requirements. It is possible that regulatory action by one or more jurisdictions, including those that do not have specific State Capital Requirements, may prevent MGIC from continuing to write new insurance in such jurisdictions. If we are unable to write business in a particular jurisdiction, lenders may be unwilling to procure insurance from us anywhere. In addition, a lender’s assessment of the future ability of our insurance operations to meet the State Capital Requirements or the PMIERs may affect its willingness to procure insurance from us. In this regard, see our risk factor titled “Competition or changes in our relationships with our customers could reduce our revenues, reduce our premium yields and/or increase our losses.” A possible future failure by MGIC to meet the State Capital Requirements or the PMIERs will not necessarily mean that MGIC lacks sufficient resources to pay claims on its insurance liabilities. While we believe MGIC has sufficient claims paying resources to meet its claim obligations on its insurance in force on a timely basis, you should read the rest of these risk factors for information about matters that could negatively affect MGIC’s claims paying resources.
Downturns in the domestic economy or declines in the value of borrowers’ homes from their value at the time their loans closed may result in more homeowners defaulting and our losses increasing, with a corresponding decrease in our returns.
Losses result from events that reduce a borrower’s ability or willingness to continue to make mortgage payments, such as unemployment, health issues, family status, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. In general, favorable economic conditions reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions, including an increase in unemployment, generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect home prices, which in turn can influence the willingness of borrowers with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home. Home prices may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers’ perceptions of the potential for future appreciation, restrictions on and the cost of mortgage credit due to more stringent underwriting standards, higher interest rates generally, changes to the deductibility of mortgage interest or mortgage insurance premiums for income tax purposes, decreases in the rate of household formations, or other factors. Recently enacted tax legislation could have some negative impact on home prices especially on higher priced homes, but we cannot predict the magnitude of the impact, if any, on the values of the homes we insure. Changes in home prices and unemployment levels are inherently difficult to forecast given the uncertainty in the current market environment, including uncertainty about the effect of actions the federal government has taken and may take with respect to tax policies, mortgage finance programs and policies, and housing finance reform.
The mix of business we write affects our Minimum Required Assets under the PMIERs, our premium yields and the likelihood of losses occurring.
The Minimum Required Assets under the PMIERs are, in part, a function of the direct risk-in-force and the risk profile of the loans we insure, considering loan-to-value ratio, credit score, vintage, Home Affordable Refinance Program ("HARP") status and delinquency status; and whether the loans were insured under lender-paid mortgage insurance policies or other policies that are not subject to automatic termination consistent with the Homeowners Protection Act requirements for borrower paid mortgage insurance.

Therefore, if our direct risk-in-force increases through increases in new insurance written, or if our mix of business changes to include loans with higher loan-to-value ratios or lower FICO scores, for example, or if we insure a higher percentage of loans under lender-paid mortgage insurance policies, all other things equal, we will be required to hold more Available Assets in order to maintain GSE eligibility.
The minimum capital required by the risk-based capital framework contained in the exposure draft released by the NAIC in May 2016 would be, in part, a function of certain loan and economic factors, including property location, loan-to-value ratio and credit score; general underwriting quality in the market at the time of loan origination; the age of the loan; and the premium rate we charge. Depending on the provisions of the capital requirements when they are released in final form and become effective, our mix of business may affect the minimum capital we are required to hold under the new framework.
The percentage of our new insurance written from all single-premium policies (LPMI and BPMI, combined) has ranged from approximately 10% in 2013 to 19% in 2017 and was 17% in the first nine months of 2018. Depending on the actual life of a single premium policy and its premium rate relative to that of a monthly premium policy, a single premium policy may generate more or less premium than a monthly premium policy over its life.
We have in place quota share reinsurance ("QSR") transactions with a group of unaffiliated reinsurers that cover most of our insurance written from 2013 through 2018, and a portion of our insurance written prior to 2013. Although the transactions reduce our premiums, they have a lesser impact on our overall results, as losses ceded under the transactions reduce our losses incurred and the ceding commissions we receive reduce our underwriting expenses. The blended pre-tax cost of reinsurance under our different transactions is less than 6% (but will decrease if losses are materially higher than we expect). This blended pre-tax cost is derived by dividing the reduction in our pre-tax income on loans covered by reinsurance by our direct (that is, without reinsurance) premiums from such loans. Although the pre-tax cost of the reinsurance under each transaction is generally constant, the effect of the reinsurance on the various components of pre-tax income will vary from period to period, depending on the level of ceded losses. Although the GSEs have approved the terms of our QSR transactions, they will be reviewed under the PMIERs at least annually. We may not receive full credit under the PMIERs in future periods for the risk ceded under our QSR transactions.
On October 30, 2018, MGIC entered into a reinsurance agreement that provides for up to $318.6 million of aggregate excess-of-loss reinsurance coverage for a portion of the risk associated with certain mortgage insurance policies having an insurance coverage in force date on or after July 1, 2016 and before January 1, 2018. For the reinsurance coverage period, MGIC will retain the first layer of $168.7 million of aggregate losses, and the reinsurer will provide second layer coverage up to the outstanding reinsurance coverage amount. The reinsurance coverage premium paid to the reinsurer will decrease our premiums.
In addition to the effect of reinsurance on our premiums, we expect a decline in our premium yield resulting from the premium rates themselves. An increasing percentage of our insurance in force is from book years with lower premium rates because premium rates have trended lower in recent periods (and will continue to do so after the 2018 changes to our premium rates).
The circumstances in which we are entitled to rescind coverage have narrowed for insurance we have written in recent years. During the second quarter of 2012, we began writing a portion of our new insurance under an endorsement to our then existing master policy (the “Gold Cert Endorsement”), which limited our ability to rescind coverage compared to that master policy. To comply with requirements of the GSEs, we introduced our current master policy in 2014. Our rescission rights under our current master policy are comparable to those under our previous master policy, as modified by the Gold Cert Endorsement, but may be further narrowed if the GSEs permit modifications to them. Our current master policy is filed as Exhibit 99.19 to our quarterly report on Form 10-Q for the quarter ended September 30, 2014 (filed with the SEC on November 7, 2014). All of our primary new insurance on loans with mortgage insurance application dates on or after October 1, 2014, was written under our current master policy. As of September 30, 2018, approximately 80% of our flow, primary insurance in force was written under our Gold Cert Endorsement or our current master policy. The FHFA and the GSEs have issued revised GSE rescission relief principles to, among other things, further limit the circumstances under which mortgage insurers may rescind coverage. It has been proposed that these principles be incorporated into new master policies which the GSEs have indicated should be effective for new business written in 2019, subject to state regulatory approvals. These proposed principles are likely to further reduce our ability to rescind insurance coverage in the future, potentially resulting in higher losses than would be the case under our existing master insurance policies.
From time to time, in response to market conditions, we change the types of loans that we insure and the requirements under which we insure them. We also change our underwriting guidelines, in part through aligning some of them with Fannie Mae and Freddie Mac for loans that receive and are processed in accordance with certain approval recommendations from a GSE automated underwriting system. We also make exceptions to our underwriting requirements on a loan-by-loan basis and for certain customer programs. As a result of changes to our underwriting guidelines and requirements (including those related to debt to income ("DTI") ratios, credit scores, and the manner in which income levels and property values are determined) and other factors, our business written beginning in the second half of 2013 is expected to have a somewhat higher claim incidence than business written in 2009 through the first half of 2013, but materially below that on business written in 2005-2008. However, we believe this business presents an acceptable level of risk. Our underwriting requirements are available on our website at http://www.mgic.com/underwriting/index.html.
Even when home prices are stable or rising, mortgages with certain characteristics have higher probabilities of claims. These characteristics include higher LTV ratios, lower FICO scores, limited underwriting, including limited borrower documentation, or higher DTI ratios, as well as loans having combinations of higher risk factors. As of September 30, 2018, mortgages with these characteristics in our primary risk in force included mortgages with LTV ratios greater than 95% (14.5%), loans with borrowers having FICO scores below 620 (2.5%), mortgages with borrowers having FICO scores of 620-679 (10.5%), mortgages with limited underwriting, including limited borrower documentation (2.3%), and mortgages with borrowers having DTI ratios greater than 45% (or where no ratio is available) (13.9%), each attribute as determined at the time of loan origination. An individual loan may have more than one of these attributes. A material number of these loans were originated in 2005 - 2007 or the first half of 2008. Beginning in 2017, the percentage of NIW that we have written on mortgages with LTV ratios greater than 95% and mortgages with DTI ratios greater than 45% have increased. For information about our classification of loans by FICO score and documentation, see footnotes (5) and (6) to the Characteristics of Primary Risk in Force table under “Business - Our Products and Services” in Item 1 of our Annual Report on Form 10-K filed with the SEC on February 23, 2018.
We are unable to adjust our prices as quickly as those competitors using loan level pricing systems, which are discussed in our Risk Factor titled "Competition or changes in our relationships with our customers could reduce our revenues, reduce our premium yields and / or increase our losses." The use of loan level pricing systems by an increasing number of our competitors increases the risk that we are adversely selected by lenders to insure certain loans, which may result in an increase in the credit risk we bear and/or a decrease in the volume of loans we insure, before we implement our loan level pricing system.
As of September 30, 2018, approximately 1% of our primary risk in force consisted of adjustable rate mortgages which allow for adjustment of the initial interest rate during the five years after the mortgage closing (“ARMs”). We classify as fixed rate loans adjustable rate mortgages with an initial interest rate that is fixed during the five years after the mortgage closing and loans with temporary interest rate adjustments during the initial five years, commonly referred to as "buydowns," that convert to a fixed rate for the duration of the loan term. If interest rates should rise between the time of origination of such loans and when their interest rates may be reset, claim rates on such loans may be substantially higher than for loans without variable interest rate features. In addition, prior to 2011, we insured “interest-only” loans, which may also be ARMs, and loans with negative amortization features, such as pay option ARMs. We believe claim rates on these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.
If state or federal regulations or statutes are changed in ways that ease mortgage lending standards and/or requirements, or if lenders seek ways to replace business in times of lower mortgage originations, it is possible that more mortgage loans could be originated with higher risk characteristics than are currently being originated, such as loans with lower FICO scores and higher DTIs. Lenders could pressure mortgage insurers to insure such loans, which are expected to experience higher claim rates. Although we attempt to incorporate these higher expected claim rates into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will be adequate to compensate for actual losses even under our current underwriting requirements. We do, however, believe that our insurance written beginning in the second half of 2008 will generate underwriting profits.
The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.
We set premiums at the time a policy is issued based on our expectations regarding likely performance of the insured risks over the long term. Our premiums are subject to approval by state regulatory agencies, which can delay or limit our ability to increase our premiums. Generally, we cannot cancel mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial condition. Our premium rates are also based in part on the amount of capital we are required to hold against the insured risk. If the amount of capital we are required to hold increases from the amount we were required to hold when a policy was written, we cannot adjust premiums to compensate for this and our returns may be lower than we assumed.
The losses we have incurred on our 2005-2008 books of business have exceeded our premiums from those books. Our current expectation is that the incurred losses from those books, although declining, will continue to generate a material portion of our total incurred losses for a number of years. The ultimate amount of these losses will depend in part on general economic conditions, including unemployment, and the direction of home prices.
We are susceptible to disruptions in the servicing of mortgage loans that we insure.
We depend on reliable, consistent third-party servicing of the loans that we insure. Over the last several years, the mortgage loan servicing industry has experienced consolidation and an increase in the number of specialty servicers servicing delinquent loans. The resulting change in the composition of servicers could lead to disruptions in the servicing of mortgage loans covered by our insurance policies. Further changes in the servicing industry resulting in the transfer of servicing could cause a disruption in the servicing of delinquent loans which could reduce servicers’ ability to undertake mitigation efforts that could help limit our losses. Future housing market conditions could lead to additional increases in delinquencies and transfers of servicing.
Changes in interest rates, house prices or mortgage insurance cancellation requirements may change the length of time that our policies remain in force.
The premium from a single premium policy is collected upfront and generally earned over the estimated life of the policy. In contrast, premiums from a monthly premium policy are received and earned each month over the life of the policy. In each year, most of our premiums earned are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is generally measured by persistency (the percentage of our insurance remaining in force from one year prior), is a significant determinant of our revenues. Future premiums on our monthly premium policies in force represent a material portion of our claims paying resources and a low persistency rate will reduce those future premiums. In contrast, a higher than expected persistency rate will decrease the profitability from single premium policies because they will remain in force longer than was estimated when the policies were written.
Our persistency rate was 81.0% at September 30, 2018, 80.1% at December 31, 2017 and 76.9% at December 31, 2016. Since 2000, our year-end persistency ranged from a high of 84.7% at December 31, 2009 to a low of 47.1% at December 31, 2003.
Our persistency rate is primarily affected by the level of current mortgage interest rates compared to the mortgage coupon rates on our insurance in force, which affects the vulnerability of the insurance in force to refinancing. Our persistency rate is also affected by the mortgage insurance cancellation policies of mortgage investors along with the current value of the homes underlying the mortgages in the insurance in force. In 2018, the GSEs announced changes to various mortgage insurance termination requirements that are intended to further simplify the process of evaluating borrower-initiated requests for mortgage insurance termination and may reduce our persistency rate in the future.
Our holding company debt obligations materially exceed our holding company cash and investments.
At September 30, 2018, we had approximately $261 million in cash and investments at our holding company and our holding company’s debt obligations were $815 million in aggregate principal amount, consisting of $425 million of 5.75% Senior Notes due in 2023 ("5.75% Notes") and $390 million of 9% Debentures (of which approximately $133 million was purchased, and is held, by MGIC, and is eliminated on the consolidated balance sheet). Annual debt service on the 5.75% Notes and 9% Debentures outstanding as of September 30, 2018, is approximately $60 million (of which approximately $12 million will be paid to MGIC and will be eliminated on the consolidated statement of operations).
The 5.75% Senior Notes and 9% Debentures are obligations of our holding company, MGIC Investment Corporation, and not of its subsidiaries. The payment of dividends from our insurance subsidiaries which, other than investment income and raising capital in the public markets, is the principal source of our holding company cash inflow, is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. In the first nine months of 2018 and in 2017, MGIC paid a total of $160 million and $140 million, respectively, in dividends to our holding company. We expect MGIC to continue to pay quarterly dividends of at least the $60 million amount paid in the third quarter of 2018, subject to approval by its Board of Directors. We ask the OCI not to object before MGIC pays dividends.
On April 26, 2018, our Board of Directors authorized a share repurchase program under which we may repurchase up to $200 million of our common stock through the end of 2019. During the second quarter of 2018, we repurchased approximately 9.2 million shares of our common stock using approximately $100.1 million of holding company resources. Repurchases may be made from time to time on the open market or through privately negotiated transactions. The repurchase program may be suspended for periods or discontinued at any time. If any additional capital contributions to our subsidiaries were required, such contributions would decrease our holding company cash and investments. As described in our Current Report on Form 8-K filed on February 11, 2016, MGIC borrowed $155 million from the Federal Home Loan Bank of Chicago. This is an obligation of MGIC and not of our holding company.
Your ownership in our company may be diluted by additional capital that we raise or if the holders of our outstanding convertible debt convert that debt into shares of our common stock.
As noted above under our risk factor titled “We may not continue to meet the GSEs’ private mortgage insurer eligibility requirements and our returns may decrease as we are required to maintain more capital in order to maintain our eligibility,” although we are currently in compliance with the requirements of the PMIERs, there can be no assurance that we would not seek to issue non-dilutive debt capital or to raise additional equity capital to manage our capital position under the PMIERs or for other purposes. Any future issuance of equity securities may dilute your ownership interest in our company. In addition, the market price of our common stock could decline as a result of sales of a large number of shares or similar securities in the market or the perception that such sales could occur.
At September 30, 2018, we had outstanding $390 million principal amount of 9% Convertible Junior Subordinated Debentures due in 2063 ("9% Debentures") (of which approximately $133 million was purchased, and is held, by MGIC, and is eliminated on the consolidated balance sheet). The principal amount of the 9% Debentures is currently convertible, at the holder’s option, at an initial conversion rate, which is subject to adjustment, of 74.0741 common shares per $1,000 principal amount of debentures. This represents an initial conversion price of approximately $13.50 per share. We may redeem the 9% Debentures in whole or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the 9% Debentures being redeemed, plus any accrued and unpaid interest, if the closing sale price of our common stock exceeds $17.55 for at least 20 of the 30 trading days preceding notice of the redemption.
We have the right, and may elect, to defer interest payable under the debentures in the future. If a holder elects to convert its debentures, the interest that has been deferred on the debentures being converted is also convertible into shares of our common stock. The conversion rate for such deferred interest is based on the average price that our shares traded at during a 5-day period immediately prior to the election to convert the associated debentures. We may elect to pay cash for some or all of the shares issuable upon a conversion of the debentures.
For a discussion of the dilutive effects of our convertible securities on our earnings per share, see Note 6 – “Earnings Per Share” to our consolidated financial statements. As noted above, during the second quarter of 2018, we repurchased shares of our common stock and may do so in the future. In addition, we have in the past, and may in the future, purchase our debt securities.
We could be adversely affected if personal information on consumers that we maintain is improperly disclosed and our information technology systems may become outdated and we may not be able to make timely modifications to support our products and services.
As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation, result in a loss of business and expose us to material claims for damages.
We rely on the efficient and uninterrupted operation of complex information technology systems. All information technology systems are potentially vulnerable to damage or interruption from a variety of sources, including through the actions of third parties. Due to our reliance on our information technology systems, their damage or interruption could severely disrupt our operations, which could have a material adverse effect on our business, business prospects and results of operations.
In addition, we are in the process of upgrading certain of our information systems that have been in place for a number of years. The implementation of these technological improvements is complex, expensive and time consuming. If we fail to timely and successfully implement the new technology systems, or if the systems do not operate as expected, it could have an adverse impact on our business, business prospects and results of operations.
Our success depends, in part, on our ability to manage risks in our investment portfolio.
Our investment portfolio is an important source of revenue and is our primary source of claims paying resources. Although our investment portfolio consists mostly of highly-rated fixed income investments, our investment portfolio is affected by general economic conditions and tax policy, which may adversely affect the markets for credit and interest-rate-sensitive securities, including the extent and timing of investor participation in these markets, the level and volatility of interest rates and credit spreads and, consequently, the value of our fixed income securities, and as such, we may not achieve our investment objectives. Volatility or lack of liquidity in the markets in which we hold securities has at times reduced the market value of some of our investments, and if this worsens substantially it could have a material adverse effect on our liquidity, financial condition and results of operations.
For the significant portion of our investment portfolio that is held by MGIC, to receive full capital credit under insurance regulatory requirements and under the PMIERs, we generally are limited to investing in investment grade fixed income securities whose yields reflect their lower credit risk profile. Our investment income is dependent upon the size of the portfolio and its reinvestment at prevailing interest rates. A prolonged period of low investment yields would have an adverse impact on our investment income as would a decrease in the size of the portfolio. Further, the PMIERs impact our investment choices; changes could negatively impact our investment income and could reduce our Available Assets through mark-to-market adjustments.
In addition, we structure our investment portfolio to satisfy our expected liabilities, including claim payments in our mortgage insurance business. If we underestimate our liabilities or improperly structure our investments to meet these liabilities, we could have unexpected losses resulting from the forced liquidation of fixed income investments before their maturity, which could adversely affect our results of operations.

Our financial results may be adversely impacted by natural disasters; certain hurricanes may impact our incurred losses, the amount and timing of paid claims, our inventory of notices of default and our Minimum Required Assets under PMIERs.

Natural disasters, such as hurricanes, tornadoes and floods, could trigger an economic downturn in the affected areas, which could result in a decline in our business and an increased claim rate on policies in those areas. Natural disasters could lead to a decrease in home prices in the affected areas, which could result in an increase in claim severity on policies in those areas. If we were to attempt to limit our new insurance written in disaster-prone areas, lenders may be unwilling to procure insurance from us anywhere.

Natural disasters could also lead to increased reinsurance prices or reduced availability of reinsurance. This may cause us to retain more risk than we otherwise would retain and could negatively affect our compliance with the financial requirements of the PMIERs.

We insure mortgages for homes in areas that have been impacted by recent natural disasters, including 2017 and 2018 hurricanes. While the percentage of our delinquency inventory that is related to loans in the areas affected by those hurricanes remains (or may become) somewhat elevated, based on our analysis and past experience, we do not expect those hurricanes to result in a material increase in our incurred losses or paid claims. However, the following factors could cause our actual results to differ from our expectation in the forward looking statement in the preceding sentence:

•	Home values in hurricane-affected areas may decrease at the time claims are filed from their current levels thereby adversely affecting our ability to mitigate loss.

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Hurricane-affected areas may experience deteriorating economic conditions resulting in more borrowers defaulting on their loans in the future (or failing to cure existing defaults) than we currently expect.

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If an insured contests our claim denial or curtailment, there can be no assurance we will prevail. We describe how claims under our policy are affected by damage to the borrower’s home in our Current Report on Form 8-K filed with the SEC on September 14, 2017.

Due to the suspension of certain foreclosures by the GSEs from time-to-time, our receipt of claims associated with foreclosed mortgages in hurricane-affected areas may be delayed.
The PMIERs require us to maintain significantly more "Minimum Required Assets" for delinquent loans than for performing loans; however, the increase in Minimum Required Assets is not as great for certain delinquent loans in areas that the Federal Emergency Management Agency has declared major disaster areas. An increase in delinquency notices resulting from hurricanes may result in an increase in "Minimum Required Assets" and a decrease in the level of our excess "Available Assets" which is discussed in our risk factor titled "We may not continue to meet the GSEs’ private mortgage insurer eligibility requirements and our returns may decrease as we are required to maintain more capital in order to maintain our eligibility."